UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MITEK SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

606710-200
(CUSIP Number)

THOMAS F. HYDE
DANIEL S. KREBS
THE HYDE LAW CORPORATION
ONE MARITIME PLAZA, SUITE 1600
SAN FRANCISCO, CA  94111
(415) 392-0215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 15, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Page 1 of 5 Pages

CUSIP NO. 606710-200    SCHEDULE 13D        PAGE 2 OF 5 PAGES

1.  NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON

    ROBERT S. COLMAN TRUST, ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]

                                                      (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

7.  SOLE VOTING POWER

    535,000

8.  SHARED VOTING POWER

    NONE

9.  SOLE DISPOSITIVE POWER

    535,000
10. SHARED DISPOSITIVE POWER

    NONE

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    535,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.0%; THE GROUP COLLECTIVELY HOLDS 23.0%

14. TYPE OF REPORTING PERSON

    OO

Page 3 of 5 Pages

STATEMENT FOR SCHEDULE 13D

Reporting Person - Robert S. Colman Trust

Item 1.  Security and Issuer.

     Security:      Common Stock

     Issuer:             Mitek Systems, Inc. ("Mitek")
                    10070 Carroll Canyon Road
                    San Diego, California  92131

Item 2.  Identity and Background.

     (a)    Name of Person Filing: Robert S. Colman Trust,
                              Robert S. Colman, as trustee under
                              declaration
                              of trust dated 3/13/85

     (b)  Address:            One Maritime Plaza, Suite 2535
                              San Francisco, California 94111

     (c)    Principal Occupation:       Founder of Colman Partners
                                        LLC, a private
                                        merchant banking firm.

                              One Maritime Plaza, Suite 2535
                              San Francisco, California 94111

     (d)    Criminal Proceedings:       During the last five
                                        years, the Reporting Person
                                        has not been convicted in
                                        any criminal
                                        proceeding.

     (e)    Civil Proceedings:

        During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    Citizenship:           USA

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds will be personal funds and trust assets.

Item 4.  Purpose of Transaction.

     The Reporting Person is acquiring the shares of common stock and options to purchase such shares for investment purposes. The Reporting
Person has received a
covenant from the optionor of the common stock to use his best efforts to cause Mitek to conduct a search for a new CEO and to reconstitute the company's Board of
Directors.

Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person is the beneficial owner of 535,000 shares of Mitek.
            These securities constitute 5.0% of such company's outstanding common stock. The Reporting Person has acquired these securities as a group together with the following persons:

        Edmund R. Miller
        James M. Julian
        James Milne Neighbors
        James H. Dahl
        James S. Schmitt

        Together, the group owns or will own an aggregate of 2,477,500 shares of the common stock of Mitek, which constitutes 23.0% of the outstanding shares of common stock. Of the total number of shares, the group holds 1,700,000 shares pursuant to options and 777,500 as the record owners. To the extent required by this item, the Reporting Person hereby incorporates the responses to Item 5 of the Schedule 13D filed for each of the other members of the group.

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 535,000 shares described above.

     (c) The Reporting Person was not a party to any transactions involving the common stock of Mitek during the past sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock.

     (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

     As described in Item 5 above, the Reporting Person is a member of the group that has acquired options to purchase an aggregate of 1,700,000 shares of the common stock of Mitek from the John M. and Sally B. Thornton Family Trust. Mr. Thornton is currently the chairman of the board of Mitek. The Stock Option Agreement entered into by the parties is attached to this statement as Exhibit A.

Item 7.  Material to be Filed as Exhibits.

     The Stock Option Agreement dated as of October 13, 1997 between the
Reporting Person and other members of the group and the optionor is attached to this statement as Exhibit A.

Page 5 of 5 Pages

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1997                Robert S. Colman Trust



                                        Signature
                                   Robert S. Colman, Trustee